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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 5)(1)



                                IDEX CORPORATION
                     --------------------------------------
                                (Name of Issuer)




                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)




                                   45167R-10-4
                     --------------------------------------
                                 (CUSIP Number)





(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 45167R-10-4             SCHEDULE 13G         PAGE   2   of   7   PAGES
          -------------                                     -----    -----

  (1)     NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS


          KKR ASSOCIATES, L.P.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    5,814,393*
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     2,939,199*
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   5,814,393*
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               2,939,199*
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,753,592*
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          29.9%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          PN
          ---------------------------------------------------------------------

* After giving effect to a three-for-two stock split effected in the form of a 50% stock dividend paid on January 31, 1997.



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ITEM 1.

        (a)    NAME OF ISSUER:

               IDEX Corporation

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               630 Dundee Road, Suite 400
               Northbrook, Illinois  60062

ITEM 2.

        (a)    NAME OF PERSONS FILING:

               KKR Associates, L.P.

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               c/o Kohlberg Kravis Roberts & Co.
               9 West 57th Street
               New York, New York 10019

        (c)    CITIZENSHIP:

               New York

        (d)    TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 per share

        (e)    CUSIP NUMBER:

               45167R-10-4

ITEM 3. Not applicable

ITEM 4. OWNERSHIP

        (a)    AMOUNT BENEFICIALLY OWNED:

               As of December 31, 1997, KKR Associates, L.P., a New York limited partnership, was the record owner of 5,814,393 shares of common stock of IDEX Corporation. KKR Associates, L.P. is the sole general partner of IDEX Associates, L.P., a Delaware limited partnership, in which capacity it may be deemed to be the beneficial owner of the shares of IDEX Corporation common stock beneficially owned by IDEX Associates, L.P. As of December 31, 1997, IDEX Associates, L.P. was the record owner of 2,939,199 shares of common


                               Page 3 of 7 pages.
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               stock of IDEX Corporation. Henry R. Kravis, George R. Roberts,
               Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Edward A. Gilhuly, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, L.P., and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, L.P., and in such capacity may be deemed to share beneficial ownership of any shares of common stock of IDEX Corporation beneficially owned or deemed to be beneficially owned by KKR Associates, L.P., but disclaim any such beneficial ownership.

        (b)    PERCENT OF CLASS:

               29.9%

        (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    Sole power to vote or direct the vote:

                      5,814,393     (after giving effect to a three-for-two
                                    stock split effected in the form of a 50% stock dividend paid on January 31, 1997.)

               (ii)   Shared power to vote or to direct the vote:

                      2,939,199     (after giving effect to a three-for-two
                                    stock split effected in the form of a 50% stock dividend paid on January 31, 1997.)

               (iii)  Sole power to dispose or to direct the disposition of:

                      5,814,393     (after giving effect to a three-for-two
                                    stock split effected in the form of a 50% stock dividend paid on January 31, 1997.)

               (iv)   Shared power to dispose or to direct the disposition of:

                      2,939,199     (after giving effect to a three-for-two
                                    stock split effected in the form of a 50% stock dividend paid on January 31, 1997.)

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.



                               Page 4 of 7 pages.

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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

ITEM 10. CERTIFICATION

               Not applicable.













                               Page 5 of 7 pages.
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                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998
                                       KKR ASSOCIATES, L.P.


                                       By:  /s/ Salvatore Badalamenti
                                            -----------------------------------
                                            Name:  Salvatore Badalamenti
                                            Title: Attorney-in-Fact









                               Page 6 of 7 pages.
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                                 EXHIBIT INDEX

Exhibit 24 - Power of Attorney










                               Page 7 of 7 pages.